
April 26, 2013

Via E-mail
Ms. Irina Petrzhikovskaya, President, Chief Executive and Financial Officer
Alphala Corp.
Darnizu 22 linija, 10 Majas
Riga, Latvia LV-1063

      Re: **Alphala Corp.**
              Registration Statement on Form S-1
              Filed April 2, 2013
              File No. 333-187669

Dear Ms. Petrzhikovskaya:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Business, page 18

Product Description, page 18

1. Please describe your operations to date. In this regard, we note your Sales Distribution Agreement with Aldent LLC was executed on January 14, 2013 and that, as of January 31, 2013, your net income was $1,404. Please clarify if this income was achieved through your contractual relationship with Aldent or through other means.

2. We note that you expect to be able to purchase your inventory at a discount from on-line stores. Please revise to provide the basis for your belief that you will be offered a discount.

3. We note that "in most cases" you plan to take prepayments from your clients prior to purchasing and shipment. It is unclear why this will be your course of action of most clients but not all will be required to prepay. Revise to clarify those instances when you will not require prepayment.

4. Please explain whether you will be purchasing your inventory from one particular online store and whether you have an agreement with that store. In addition, clarify whether you plan on selling one particular brand of whitening strips.

5. Please revise the competition discussion to discuss the competition from the online stores where you will be purchasing your inventory and the risk to your business from such competition.

6. Provide clear disclosure of your dependence on one major customer, as required by Item 101(h)(vi) of Regulation S-K.

Sales Distribution Agreement, page 20

7. Please revise to clarify what is meant by "[t]he Agreement is non-exclusive."

Government Regulation, page 21

8. We note that you intend to comply with all government rules, regulations and directives but it is unclear what government regulations apply to your business. Please revise to disclose the existing and probable government regulations that apply to your business as well as any necessary government approvals. In this regard, we note that you will be selling your product in Latvia. See Items 101(h)(4)(viii) and (ix) of Regulation S-K.

Plan of Operation, page 23

9. Please retitle this section, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Limited Operating History; need for additional capital, page 26

10. Please disclose your cash balance as of a recent practicable date.

11. We note that you will be unable to continue operations for the next twelve months without additional financing. Please revise to disclose, without additional financing, how long you can currently remain in operation.

12. We note your oral agreement with Irina Petrzhikovskaya regarding company loan(s). Please provide a written description of any oral agreement with Ms. Petrzhikovskaya. Include in your description any terms of the loans, such as due date(s) and/or interest

   rate(s). In this regard, we note Note 4 to the financial statements. See Question 146.04
   of the Regulation S-K Compliance and Disclosure Interpretations available at
   http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

13. Please explain the reference to Mr. Magana as your sole officer and director on page 25.
  This is inconsistent with disclosure throughout the prospectus.

Directors, Executive Officers, Promotes and Control Persons, page 27

14. Revise to disclose the specific experience, qualifications, attributes or skills that led to the
  decision that Ms. Petrzhikovskaya should serve as a director. See Item 401(e)(1) of
  Regulation S-K.

Certain Relationships and Related Transactions, page 30

15. Please provide the disclosure required by Item 404(d) of Regulation S-K. We note the
  loan from your officer and director, as disclosed in the financial statements.

Financial Statements

General

16. Please provide a currently dated consent in any amendment over 30 days.

Exhibits

17. We note that Exhibit 3.1 was filed in an improper electronic format. Please note that
  while you may file electronic documents as an image as an unofficial copy, you must still
  file your exhibit with an acceptable electronic format. Refer to Rule 102(a) of Regulation
  S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

  Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
filing effective, it does not foreclose the Commission from taking any action with respect
to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director